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                   UNITED STATES                     ---------------------------
         SECURITIES AND EXCHANGE COMMISSION          | OMB APPROVAL
               Washington, D.C. 20549                | -------------------------
                                                     | OMB Number:     3235-0360
                    FORM N-17f-2                     | Expires:    June 30, 1997
                                                     | Estimated average burden
Certificate of Accounting of Securities and Similar  | hours per response...0.05
           Investments in the Custody of             ---------------------------
          Management Investment Companies

     Pursuant to Rule 17f-2 (17 CFR 270.17f-2)

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1. Investment Company Act File Number:              Date examination completed:

   811-5103                                         07/30/97
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2. State Identification Number:

   AL _____   AK _____   AZ _____   AR _____   CA _____   CO _____
   CT _____   DE _____   DC _____   FL _____   GA _____   IL _____
   ID _____   IL _____   IN _____   IA _____   KS _____   KY _____
   LA _____   ME _____   MD _____   MA _____   MI _____   MN _____
   MS _____   MO _____   MT _____   NB _____   NV _____   NH _____
   NJ _____   NM _____   NY _____   NC _____   ND _____   OH _____
   OK _____   OR _____   PA _____   RI _____   SC _____   SD _____
   TN _____   TX _____   UT _____   VT _____   VA _____   WA _____
   WV _____   WI _____   WY _____   PUERTO RICO _______
   Other (specify) ______________
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3. Exact name of Investment company as specified in registration statement:

   The Franklin Holding Corporation (Delaware)
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4. Address of principal executive office (number, street, city, state, zip code):

   450 Park Avenue 10th Floor      New York, NY  10022
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INSTRUCTIONS:

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the Investment company.

2. Give this Form to the independent public accountant who, in compliance with

   Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.


         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT


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                     [LETTERHEAD OF ARTHUR ANDERSEN LLP]


                                                     ________________________
                                                     Arthur Andersen LLP
September 23, 1997

                                                     ________________________
Securities and Exchange Commission                   1345 Avenue of the Americas
450 Fifth Street Northwest                           New York, NY 10105-0032
Washington, D.C. 20549                                     (212) 708-5710


Attn: Filing Desk

Re:   The Franklin Holding Corporation (Delaware)
      Commission File No. 811-5103
      -------------------------------------------

Dear Sirs:

Attached is our report dated September 19, 1997 on the examination of the investment accounts of The Franklin Holding Corporation (Delaware) as of July 30, 1997 pursuant to Rule 17f-2 of the Investment Company Act of 1940.

Please acknowledge your receipt of the report by affixing your stamp to a copy of this letter and returning it to the undersigned.

Very truly yours,

ARTHUR ANDERSEN LLP


By /s/ Luther E. Birdzell
   Luther E. Birdzell

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                     [LETTERHEAD OF ARTHUR ANDERSEN LLP]


To the Board of Directors and Stockholders of The Franklin Holding Corporation (Delaware):

We have examined the investment accounts shown by the books and records of The Franklin Holding Corporation (Delaware) for the period from the date of our last similar examination on December 20, 1996, to July 30, 1997. Our examination was made without prior notice to the Company. It is understood that this report is solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Securities owned as of the close of business on July 30, 1997, shown by the books and records audited by us, which we counted and inspected, were located in the vault of The Bank of New York, 575 Madison Avenue, New York, New York 10022, except for securities purchased but not received, pledged, or out for transfer on that date, as to which we obtained confirmation from the brokers, pledgees, and transfer agents, respectively.

Because the above procedures do not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the investment accounts referred to above. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the specified accounts should be adjusted. Had we performed additional procedures or had we audited the financial statements in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extend to any financial statements of The Franklin Holding Corporation (Delaware), taken as a whole.


ARTHUR ANDERSEN LLP
New York, New York
September 19, 1997